Stem Genetics, Inc.
                             3809 South West Temple
                                    Suite 1-D
                           Salt Lake City, Utah 84115


April 11, 2003

Securities and Exchange Commission
Division of Corporation Finance
Attn: John Reynolds
Washington, D.C.  20549

         RE:      Stem Genetics, Inc.
                  Registration Statement on Form SB-2
                  File Number: 333-96709
                  Filed: July 18, 2002

Dear Mr. Reynolds:

On behalf of Stem Genetics, Inc. and as a director and the secretary for the corporation that signed the SB-2 registration statement submitted to the commission on July 18, 2002, with file number 333-96709, on behalf of the corporation we are requesting the corporations EDGAR filing of a registration statement on SB-2 be withdrawn, effective as of the filing of this letter. The withdrawal is sought as a result of the need for the corporation to reformulate its business plan.

No securities were sold in connection with this filing and the proposed registration. The corporation may undertake a subsequent private offering in reliance on Rule 155(c) of the Securities Act of 1933.

Sincerely;


/s/ Laura Henderson
Laura Henderson
Vice-President, Secretary & Director